Exhibit 99.1

Enerplus Appoints Sherri A. Brillon to its Board of Directors

CALGARY, AB, Oct. 11, 2022 /CNW/ - Enerplus Corporation ("Enerplus" or the "Company") (TSX: ERF) (NYSE: ERF) today announced the appointment of Ms. Sherri A. Brillon to its board of directors.

Ms. Brillon has over 35 years of experience in the oil and gas industry. From 1985 to 2019, Ms. Brillon held various positions of increasing responsibility at Encana Corporation (now known as Ovintiv Inc.) which included serving as Executive Vice-President and Chief Financial Officer for a decade prior to her retirement in 2019. At Encana, Ms. Brillon was responsible for directing the financial operations of the organization as well as implementing Encana's business strategy through multiple strategic transactions.

"We are pleased to add Sherri to the Enerplus board of directors," said Ian C. Dundas, President and CEO. "Sherri brings valuable perspective and expertise in finance and the E&P sector broadly. We look forward to benefitting from her insights and experience."

Ms. Brillon currently serves on the board of directors for Delek Logistics Partners LP and is a past director of the Canadian Chamber of Commerce, Alberta Energy Regulator, Tim Hortons Inc., and PrairieSky Royalty Ltd. She attended the University of Calgary, where she graduated with a Bachelor of Arts degree in economics.

About Enerplus

Enerplus is an independent North American oil and gas exploration and production company focused on creating long-term value for its shareholders through a disciplined, returns-based capital allocation strategy and a commitment to safe, responsible operations. For more information, visit the Company's website at www.enerplus.com.

Follow @EnerplusCorp on Twitter at https://twitter.com/EnerplusCorp.

SOURCE Enerplus Corporation

View original content: http://www.newswire.ca/en/releases/archive/October2022/11/c4940.html

%CIK: 0001126874

For further information: Investor Contacts: Drew Mair, 403-298-1707; Krista Norlin, 403-298-4304

CO: Enerplus Corporation

CNW 17:00e 11-OCT-22